Mail Stop 3628


	April 4, 2006

By U.S. Mail and Facsimile:  (212) 715-8000
Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

      Re:	InfoUSA Inc.
Soliciting Material under Rule 14a-12 filed March 29, 2006 filed by
Dolphin Limited Partnership I, L.P. and Dolphin Financial
Partners,
L.L.C.
      	File No. 000-19598


Dear Mr. Dienstag:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the first paragraph of the press release dated March 29, 2006, filed as part of your soliciting materials under Rule 14a-12, you provide the reasons for putting forward your slate of nominees. However, you have not provided sufficient disclosure regarding how your nominees intend to effectuate the plans you reference for the company, particularly given that your nominee directors, if elected, would constitute a minority on the board. In your future proxy statement you should fully address specific plans the nominees have made to accomplish specific goals. Delineate the plans your nominees have with respect to your belief that a vote for your nominees "would serve for the sold purpose of benefiting the Company`s unaffiliated shareholders" and ensure "that IUSA is operated to maximize value for all shareholders." Your disclosure should also address how your nominees intend to leverage their positions on the board by gaining the support of other current board members such that they would be capable of attempting to exercise more meaningful influence on the board.

Schedule 14A
2. Each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In a supplemental response, please provide us with support for the statements you make with respect to:
* your statement in the March 29, 2006 press release in the last sentence of the first paragraph, insinuating that the company is "operated to maximize value" for "just Mr. Vinod Gupta";
* Your belief that other unaffiliated shareholders "are outraged" that the "full board has failed to take action" to address the circumstances surrounding "Mr. Vinod Gupta`s opportunistic going private transaction and the many other continuing serious governance failures at IUSA";
* Your statement that Mr. Gupta`s bid was undervalued; and
* Your statement that Mr. Gupta`s bid was designed to make a quick profit off of the unaffiliated shareholders;
Where the basis of support are other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

(iii) The Full Board`s Failure to Include Mr. Vinod Gupta in the Shareholder Rights Plan
3. Please provide us with support, in a supplemental response, for your statement that "Mr. Vinod Gupta has repeatedly stated that he would oppose a sale transaction with any other party."
4. In the future, when referencing the board`s "failure to include Mr. Vinod Gupta in the shareholder rights plan", please explain the plan in more detail and describe what the company would gain by including Mr. Gupta in such plan. You should then describe why you believe that he should have been included and why the exemption afforded to Mr. Gupta from this plan is a failure on the part of the board.  Similarly, you should explain the implications of the
"looming expiration of Mr. Vinod Gupta`s standstill. . . ."

(iv)  The Full Board`s Failure to Adequately Address the High
Profile
Related Party Transactions
5. We note your statement that "[s]hareholders need to hear from the
full board a compelling explanation of how these assets [including aircraft, yacht, and skybox interests] are expected to benefit all
IUSA`s shareholders, not just Mr. Vinod Gupta."   Please tell us,
in
a supplemental response, how you support your statement in light of the company`s disclosure, in its preliminary proxy statement for the annual meeting of shareholders, that the aircraft is used at comparable rates to those charged by other aircraft service providers and the company utilizes the boat for corporate events and client development purposes.
6. Tell us, in a supplemental response, the basis for your statement that IUSA "appears to have a disproportionately large amount of" publicly disclosed related party interests since 1998.
7. In the future, your disclosure should be balanced. For example, we note your statement pondering the board`s justification for granting Mr. Gupta option grants. In the future, you should include the company`s reasoning for such compensation arrangements.
(v)  A Rotating Board of Directors and Executive Office
8. Please refrain from using suggestive statements that fail to provide security holders with any meaningful disclosure, such as your statement that "Dolphin wonders about the cause of this seemingly high rate of turnover." If you have a basis to make a statement and can support a proposition then you may do so within your disclosure.
(vi) The Failure of the Full Board to Take Prompt, Comprehensive and
Corrective Action
9. In your future disclosure, please explain why you believe that the termination of the special committee was improper and provide support for such statements.
Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
April 4, 2006
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